FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 27, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓  Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Share buyback program of up to USD 1.2 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Share buyback program of up to USD 1.2 billion

Luxembourg, May 27, 2025. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that Tenaris’s Board of Directors approved a share buyback program of up to $1.2 billion (which, at the closing price of May 27, 2025 on the Milan Stock Exchange would represent approximately 74 million shares, or 6.9% of Tenaris’s outstanding shares), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program.

The decision and opportunity of initiating the buyback program is driven by the company’s significant cash flow generation and strong balance sheet.

The buyback program will be carried out under the authority granted by the annual general meeting of shareholders held on May 6, 2025, up to a maximum of 10% of the Company´s shares.

The buyback program is expected to be launched in June 2025 and share purchases will be executed through a primary financial institution.

The buybacks may be ceased, paused and continued at any time, subject to compliance with applicable laws and regulations.

Tenaris will provide updates on the buyback program via press releases and on the Investors section of its corporate website. The buybacks will be carried out subject to market conditions and in compliance with applicable laws and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.